FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC
Exact Name of Registrant as Specified in Charter

0001283557
Registrant CIK Number

Form 8-K, November 24, 2004, Series 2004-AC7

333-113636

Name of Person Filing the Document
(If Other than the Registrant)

04051178

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC

By: ______________________________
Name: Baron Silverstein
Title: Vice President

Dated: November 24, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$261,816,000 (Approximately)

Asset-Backed Certificates, Series 2004-AC7

Bear Stearns Asset Backed Securities I Trust 2004-AC7
Issuer

EMC Mortgage Corporation
Seller

Wells Fargo Bank, National Association
Master Servicer

November 22, 2004

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c),

Class	Size	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL To Call (yrs.)	Final Scheduled Dist. Date	Expected Ratings (Moody's/S&P)
A-1	$183,178,800	69.30%	23.00%	5.500% Fixed (d)(e)	**3.676**	12/25/34	Aaa / AAA
A-2	$20,353,200	7.70%	23.00%	Floater (d)(e)(f)	**3.676**	12/25/34	Aaa / AAA
A-3	(g)	(g)	23.00%	Inverse Floater (d)(e)(h)	**3.676**	12/25/34	Aaa / AAA
M-1	$21,807,000	8.25%	14.75%	Floater (d)(e)(i)	**3.676**	12/25/34	Aa2 / AA
M-2	$16,388,000	6.20%	8.55%	Floater (d)(e)(j)	**3.676**	12/25/34	A2 / A
M-3	$5,419,000	2.05%	6.50%	Floater (d)(e)(k)	**3.676**	12/25/34	A3 / A-
B-1	$4,493,000	1.70%	4.80%	Floater (d)(e)(l)	**3.676**	12/25/34	Baa1 / BBB+
B-2	$3,965,000	1.50%	3.30%	Floater (d)(e)(m)	**3.676**	12/25/34	Baa2 / BBB
B-3	$6,212,000	2.35%	0.95% (n)	Floater (d)(e)(o)	**3.676**	12/25/34	Baa3 / BBB-
Total	**$261,816,000**	99.05%					

Notes:

(a) The principal balance of each Class of Certificates is subject to a 10% variance. Class size and credit enhancement levels are subject to change based upon the final mortgage pool and rating agency valuation of subordination, overcollateralization, and excess spread.

(b) Prepayment Pricing Speed Assumption: 6% CPR building to 20% CPR in 12 months, and remaining constant at 20% CPR thereafter.

(c) The Certificates will be priced to a cleanup call that can be exercised on or after the earlier of (i) the Distribution Date on which the aggregate stated principal balance of the mortgage loans has been reduced to less than or equal to 20% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date and (ii) the Distribution Date occurring in November 2014.

(d) See Optional Redemption Definition.

(e) The Class A-2 Certificates will be subject to a cap equal to 8.00% and a floor equal to 0.40%, and will also be subject to a cap based on the weighted average of the net mortgage rates on the mortgage loans as described below. The Class A-3 Certificates will be subject to a cap equal to 7.60% (plus the amount of the Rate Increase, if any) and a floor equal to 0.00%, and will also be subject to a cap based on the weighted average of the net mortgage rates on the mortgage loans as described below. The Class A-1, Class A-2 and Class A-3 Certificates will be subject to a cap based on the weighted average of the net mortgage rates on the mortgage loans, calculated based on an assumed certificate (the "Assumed Certificate") with a principal balance equal to the aggregate Certificate Principal Balance of the Class A-1 and Class A-2 Certificates and a fixed pass-through rate of 5.75% per annum and a rate increase of 0.50% per annum after the 20% Clean-Up Call Date. If the weighted average of the net mortgage rates on the mortgage loans is less than 5.75% per annum (or, after the 20% Clean-Up Call Date, 6.25% per annum), the amount of the net wac shortfall which would occur with respect to the Assumed Certificate will be allocated among the Class A-1, Class A-2 and Class A-3 Certificates in proportion to their current entitlements to interest calculated without regard to this cap. The Class M Certificates and Class B Certificates will be subject to a cap equal to the lesser of 11.00% and the weighted average of the net mortgage rates on the mortgage loans. If on any Distribution Date, the pass-through rate for a class of offered certificates is based on a cap relating to the weighted average of the net mortgage rates of the mortgage loans, the resulting interest shortfall may be recovered by the holders of the related certificates on the same Distribution Date or future Distribution Dates on a subordinated basis to the extent that on such Distribution Date there are available funds remaining after certain other distributions on the offered certificates and the payment of certain fees and expenses of the trust.

(f) The pass-through rate for the Class A-2 Certificates will be a floating rate based on One Month LIBOR + [0.40%] (per annum).

(g) The Class A-3 Certificates will not have a Certificate Principal Balance and will not be entitled to distributions of principal. The Class A-3 Certificates will accrue interest on their notional amount. The notional amount of the Class A-3 Certificates will be equal to the Certificate Principal Balance of the Class A-2 Certificates.

(h) The pass-through rate for the Class A-3 Certificates will be a floating rate equal to 7.60% minus One-Month LIBOR (per annum).

(i) The pass-through rate for the Class M-1 Certificates will be a floating rate based on One Month LIBOR + [0.65%] (per annum).

(j) The pass-through rate for the Class M-2 Certificates will be a floating rate based on One Month LIBOR + [1.10%] (per annum).
(k) The pass-through rate for the Class M-3 Certificates will be a floating rate based on One Month LIBOR + [1.35%] (per annum).
(l) The pass-through rate for the Class B-1 Certificates will be a floating rate based on One Month LIBOR + [1.70%] (per annum).
(m) The pass-through rate for the Class B-2 Certificates will be a floating rate based on One Month LIBOR + [1.80%] (per annum).
(n) Credit Enhancement for the Class B-3 Certificates will be available from the Overcollateralized Amount, which is expected to be 0.95% initially, with a floor of 0.95% of the original aggregate stated principal balance of the mortgage loans.
(o) The pass-through rate for the Class B-3 Certificates will be a floating rate based on One Month LIBOR + [3.00%] (per annum).

THE COLLATERAL

- Conventional, one-to-four-family, fixed-rate mortgage loans secured by first liens on residential mortgaged properties.
- The collateral will consist of a pool of mortgage loans with an unpaid principal balance of approximately $264,327,313.
- The mortgage loans were primarily originated by Gateway Funding Diversified Mortgage Services, LP (approximately 6%), Irwin Mortgage (approximately 5%), SunTrust Mortgage, Inc. (approximately 5%) and Waterfield Mortgage Company, Incorporated (approximately 46%) with approximately fifty six other originators totaling approximately 38% pursuant to underwriting guidelines as described in the prospectus supplement.
- The collateral information provided herein is preliminary and based upon information as of November 1, 2004.

The Structure

The Senior Certificates (other than the Class A-3 Certificates), Mezzanine Certificates and Subordinate Certificates will be paid principal on a *pro rata* basis.

Class A-1 Certificates
The Class A-1 Certificates will be fixed rate senior securities.

Class A-2 and Class A-3 Certificates
The Class A-2 and Class A-3 Certificates will be floating rate senior securities.

Class M-1 Certificates
The Class M-1 Certificates will be issued as floating rate mezzanine securities. The Class M-1 Certificates will be subordinate to the Class A Certificates.

Class M-2 Certificates
The Class M-2 Certificates will be issued as floating rate mezzanine securities. The Class M-2 Certificates will be subordinate to the Class A Certificates and the Class M-1 Certificates.

Class M-3 Certificates
The Class M-3 Certificates will be issued as floating rate mezzanine securities. The Class M-3 Certificates will be subordinate to the Class A Certificates, the Class M-1 Certificates and the Class M-2 Certificates.

Class B-1 Certificates
The Class B-1 Certificates will be issued as floating rate subordinate securities. The Class B-1 Certificates will be subordinate to the Class A Certificates and the Class M Certificates.

Class B-2 Certificates
The Class B-2 Certificates will be issued as floating rate subordinate securities. The Class B-2 Certificates will be subordinate to the Class A Certificates, the Class M Certificates and the Class B-1 Certificates.

Class B-3 Certificates
The Class B-3 Certificates will be issued as floating rate subordinate securities. The Class B-3 Certificates will be subordinate to the Class A Certificates, the Class M Certificates, the Class B-1 Certificates and the Class B-2 Certificates.

Non-offered Certificates
The Class P, Class C and the Class R Certificates.

Summary of Terms

Depositor:	Bear Stearns Asset Backed Securities I LLC
Seller:	EMC Mortgage Corporation.
Master Servicer:	Wells Fargo Bank, National Association.
Servicers:	EMC Mortgage Corporation (approximately 97%), GMAC (approximately 2%), and Southtrust (approximately 1%).
Originators:	Gateway (6%), Irwin (5%), SunTrust (5%), Waterfield (46%) and approximately 56 others.
Sole Manager:	Bear, Stearns & Co. Inc.
Trustee:	U.S. Bank National Association.
Cut-off Date:	November 1, 2004.
Closing Date:	On or about November 30, 2004.
Distribution Date:	25th day of each month (or the next business day), commencing in December 2004
Optional Redemption:	At its option the holder of the Class C Certificates, or, if there is no single holder, the majority holder of the Class C Certificates, may purchase all of the certificates on or after the earlier of (a) the 20% Clean-Up Call Date and (b) the Distribution Date occurring in November 2014.

In addition, if the holder of the Class C Certificates does not exercise its option to purchase ("Optional Redemption"), at any time, the pass-through rate on the Class A-1, Class A-3, Class M and Class B Certificates will increase by the Rate Increase. The "Rate Increase" is equal to (A) on the first Distribution Date after the 20% Clean-Up Call Date, [0.500%] per annum for the Class A-1 and Class A-3 Certificates, [0.325%] per annum for the Class M-1 Certificates, [0.550%] per annum for the Class M-2 Certificates, [0.675%] per annum for the Class M-3 Certificates, [0.850%] per annum for the Class B-1 Certificates, [0.900%] per annum for the Class B-2 Certificates and [1.500%] for the Class B-3 Certificates; or (B) on the Distribution Date in November 2014, [0.500%] per annum for the Class A-1 and Class A-3 Certificates, [0.325%] per annum for the Class M-1 Certificates, [0.550%] per annum for the Class M-2 Certificates, [0.675%] per annum for the Class M-3 Certificates, [0.850%] per annum for the Class B-1 Certificates, [0.900%] per annum for the Class B-2 Certificates and [1.500%] for the Class B-3 Certificates.

Additionally, if the Optional Redemption is not exercised by the earlier of (a) the first Distribution Date after the 20% Clean-Up Call Date, and (b) the Distribution Date occurring in November 2014, thereafter all net monthly excess cashflow will be paid as principal to the Class A (other than the Class A-3 Certificates), Class M and Class B Certificates, pro rata, until their Certificate Principal Balances are reduced to zero.

20% Clean-Up Call Date: The first Distribution Date on which the aggregate stated principal balance of the mortgage loans as of the end of the related due period is less than or equal to 20% of the Cut-off Date balance.

Available Distribution Amount: For any Distribution Date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Due Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Servicer and reduced by Servicing Fees, Master Servicing Fees and LPMI Fees (if applicable).

Net WAC Rate: For each Distribution Date, (a) with respect to the Class A-1 Certificates, Class A-2 Certificates and Class A-3 Certificates, the Net WAC Rate will be equal to the related pass-through rate determined without regard to the Net WAC Rate, reduced as follows: the reduction for the Class A Certificates will be based on an assumed certificate (the "Assumed Certificate") with a principal balance equal to the aggregate Certificate Principal Balance of the Class A-1 and Class A-2 Certificates and a fixed pass-through rate of 5.75% per annum and a rate increase of 0.50% per annum after the 20% Clean-Up Call Date. If the weighted average of the net mortgage rates on the mortgage loans is less than 5.75% per annum (or, after the 20% Clean-Up Call Date, 6.25% per annum), the amount of the net wac shortfall which would occur with respect to the Assumed Certificate will be allocated among the Class A-1, Class A-2 and Class A-3 Certificates in proportion to their current entitlements to interest calculated without regard to this cap, and (b) with respect to the Class M Certificates and Class B Certificates, a per annum rate equal to the lesser of (i) 11.00% per annum and (ii) the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, in each case, adjusted for the actual number of days elapsed in the Accrual Period.

Subordinate Cap: The Subordinate Cap is calculated by taking, a) interest funds available to pay monthly interest to the Class A, Class M and Class B Certificates less interest due to the Class A Certificates divided by b) the aggregate principal balance of the Class M and Class B Certificates. The result is expressed as a percentage which takes into consideration the actual number of days elapsed for each accrual period.

Pass-Through Rates: The pass-through rate for the Class A Certificates will be a per annum fixed or floating rate, subject to adjustment as described above under Net WAC Rate. The pass-through rates for the Class M Certificates and Class B Certificates will be the least of (i) the per annum floating rates, (ii) 11.00% per annum and (iii) the related Net WAC Rate.

Interest Payments:

On each Distribution Date holders of the offered certificates will be entitled to receive the interest that has accrued on the offered certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid less Prepayment Interest Shortfalls to the extent not covered by Compensating Interest and any Relief Act Shortfalls.

The "Accrual Period" for the Class A-1 Certificates will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The "Accrual Period" for the Class A-2 and Class A-3 Certificates will be the period from and including the 25th day of the calendar month preceding the month in which a Distribution Date occurs to and including the 24th day of the calendar month in which that Distribution Date occurs. The "Accrual Period" for the Class M Certificates and Class B Certificates will be the period from and including the 25th day of the calendar month preceding the month in which a Distribution Date occurs (or with respect to the first accrual period for the Class M Certificates and Class B Certificates, the Closing Date) to and including the 24th day of the calendar month in which that Distribution Date occurs. The Trustee will calculate interest on the Class A Certificates based on a 360-day year that consists of twelve 30-day months. The Trustee will calculate interest on the Class M Certificates and Class B Certificates based on a 360-day year and the actual number of days elapsed during the related Accrual Period.

Monthly Interest Distributable Amount:

For any Distribution Date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related pass-through rate on the Certificate Principal Balance of such Class immediately prior to such Distribution Date, in each case, reduced by any Unpaid Interest Shortfall Amounts plus any Monthly Interest Distributable Amount remaining unpaid from any prior Distribution Date with interest thereon at the related pass-through rate.

Principal Payments:

On each Distribution Date the holders of each class of offered certificates (other than the Class A-3 Certificates) shall be entitled to receive distributions in respect of principal to the extent of the Principal Distribution Amount on a pro rata basis, based on the Certificate Principal Balances thereof, until the Certificate Principal Balances thereof have been reduced to zero.

Stated Principal Balance:

With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all scheduled payments of principal due after the Cut-off Date, whether or not received, and as further reduced to the extent that any Realized Loss thereon has been incurred during the prior due period.

Certificate Principal Balance: With respect to any offered certificate (other than the Class A-3 Certificates), as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of the Class M Certificates and Class B Certificates any reductions in the Certificate Principal Balance resulting from the allocations of Realized Losses in the manner described herein, and increased by any Subsequent Recoveries on the mortgage loans to the extent described in the Prospectus Supplement.

Principal Distribution Amount: With respect to any Distribution Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Distribution Date the Principal Remittance Amount for such Distribution Date.

Extra Principal Distribution Amount: With respect to any Distribution Date (other than the first Distribution Date) (a) on or prior to the earlier of (1) the 20% Clean-Up Call Date and (2) the Distribution Date in November 2014, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Increase Amount for such Distribution Date; and (b) thereafter, the Net Monthly Excess Cashflow for such Distribution Date.

Principal Remittance Amount: With respect to any Distribution Date, the sum of:

1. the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;
2. the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement or the related servicing agreement during the preceding calendar month; and
3. the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Unpaid Interest Shortfall Amount: For each class of offered certificates and any Distribution Date, such offered certificates' pro rata share, based on the amount of Monthly Interest Distributable Amount otherwise payable on such class of offered certificates on such Distribution Date, of (a) any Prepayment Interest Shortfalls, to the extent not covered by Compensating Interest, and (b) any Relief Act Shortfalls, plus interest on the amount of previously allocated Unpaid Interest Shortfall Amounts on such class of offered certificates that remains unreimbursed, at the pass-through rate for such class for the related Accrual Period.

Net Monthly Excess Cashflow: For any Distribution Date, the excess of (x) the Available Distribution Amount for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amount for the offered certificates, and (B) the Principal Remittance Amount.

Priority of Payments: Distributions on the offered certificates will be made on the 25th day of each month (or next business day). The payments to the offered certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1. Payment of the related Monthly Interest Distributable Amount to the holders of the Class A Certificates on a pro rata basis;
2. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-1 Certificates;
3. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-2 Certificates;
4. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-3 Certificates;
5. Payment of the related Monthly Interest Distributable Amount to the holders of the Class B-1 Certificates;
6. Payment of the related Monthly Interest Distributable Amount to the holders of the Class B-2 Certificates;
7. Payment of the related Monthly Interest Distributable Amount to the holders of the Class B-3 Certificates.

On any Distribution Date, any Prepayment Interest Shortfalls and any Relief Act Shortfalls to the extent not covered by Compensating Interest paid by the related Servicer or the Master Servicer will be allocated, first, in reduction of amounts otherwise distributable to the Class C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the offered certificates, on a pro rata basis, based on the respective amounts of interest accrued on such certificates for such Distribution Date.

Principal Distributions:

Payment of principal to the Class A-1, Class A-2, Class M and Class B Certificates will be paid on a pro rata basis, based on the Certificate Principal Balance of each such class.

Net Monthly Excess Cashflow:

1. Payment to the holders of the class or classes of offered certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2. Payment of Unpaid Interest Shortfall Amounts first to the holders of the Class A Certificates on a pro rata basis, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class B-1 Certificates, then to the Class B-2 Certificates and then to the holders of Class B-3 Certificates, to the extent not previously

reimbursed;

3. Payment of any allocated realized loss amount to the holders of the Class M-1 Certificates;
4. Payment of any allocated realized loss amount to the holders of the Class M-2 Certificates;
5. Payment of any allocated realized loss amount to the holders of the Class M-3 Certificates;
6. Payment of any allocated realized loss amount to the holders of the Class B-1 Certificates;
7. Payment of any allocated realized loss amount to the holders of the Class B-2 Certificates;
8. Payment of any allocated realized loss amount to the holders of the Class B-3 Certificates; and
9. Payments to a reserve account to the extent necessary to pay any Net WAC Rate shortfall amounts, first to the holders of the Class A Certificates on a pro rata basis, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class B-1 Certificates, then to the Class B-2 Certificates and then to the holders of Class B-3 Certificates, to the extent not previously reimbursed.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

Allocation of Losses: Realized Losses on the mortgage loans will be allocated first to the Net Monthly Excess Cashflow, then to the Overcollateralized Amount, then to the Class B-3 Certificates, then to the Class B-2 Certificates, then to the Class B-1 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, and then to the Class M-1 Certificates, in each case until the Certificate Principal Balance of such class has been reduced to zero.

Once Realized Losses have been allocated to the Class B Certificates and Class M Certificates such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid to the holders of the Class B Certificates and Class M Certificates on future Distribution Dates to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Class B Certificates and Class M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Overcollateralization Increase Amount: For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).

Overcollateralized Amount: For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period, and after reduction for Realized Losses incurred during the related prepayment period) exceeds (ii) the aggregate Certificate Principal Balance of the certificates as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date).

Credit Enhancement:

- Subordination: Initially, 23.00% for the Class A Certificates; 14.75% for the Class M-1 Certificates; 8.55% for the Class M-2 Certificates; 6.50% for the Class M-3 Certificates; 4.80% for the Class B-1 Certificates; 3.30% for the Class B-2 Certificates and the Overcollateralized Amount (0.95% initially), for the Class B-3 Certificates.
- Overcollateralization Target Amount: 0.95% of the aggregate Stated Principal Balance of the mortgage loans as of the Cut-off Date.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee Rate, if applicable, (2) the Servicing Fee Rate, and (3) the Lender-Paid Mortgage Insurance Fee Rate ("LPMI Fee Rate"), if applicable.

Monthly Fees: Servicing Fee Rate of 0.250% per annum, payable monthly and a Master Servicing Fee Rate of 0.02% per annum, payable monthly.

P&I Advances: Each Servicer will be obligated to make, or cause to be made, cash advances with respect to delinquent payments of principal and interest on the mortgage loans serviced by such Servicer to the extent that such Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the advancing obligations of the Servicers.

Compensating Interest: Each servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Registration:	The offered certificates will be available in book-entry form through DTC.
Denominations:	The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Federal Tax Aspects:	The Trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	The offered certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.
SMMEA Eligibility:	The Class A and Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

NET MONTHLY EXCESS CASHFLOW SCHEDULE

Distribution Date	Excess Basis Points	Distribution Date	Excess Basis Points	Distribution Date	Excess Basis Points
25-Dec-04	129	25-Apr-07	117	25-Aug-09	123
25-Jan-05	114	25-May-07	120	25-Sep-09	123
25-Feb-05	114	25-Jun-07	117	25-Oct-09	126
25-Mar-05	122	25-Jul-07	120	25-Nov-09	124
25-Apr-05	114	25-Aug-07	118	25-Dec-09	126
25-May-05	117	25-Sep-07	118	25-Jan-10	124
25-Jun-05	115	25-Oct-07	121	25-Feb-10	124
25-Jul-05	117	25-Nov-07	118	25-Mar-10	132
25-Aug-05	115	25-Dec-07	121	25-Apr-10	125
25-Sep-05	115	25-Jan-08	119	25-May-10	128
25-Oct-05	117	25-Feb-08	119	25-Jun-10	126
25-Nov-05	115	25-Mar-08	124	25-Jul-10	128
25-Dec-05	118	25-Apr-08	119	25-Aug-10	126
25-Jan-06	115	25-May-08	122	25-Sep-10	127
25-Feb-06	115	25-Jun-08	120	25-Oct-10	129
25-Mar-06	123	25-Jul-08	122	25-Nov-10	127
25-Apr-06	115	25-Aug-08	120	25-Dec-10	130
25-May-06	118	25-Sep-08	120	25-Jan-11	128
25-Jun-06	116	25-Oct-08	123	25-Feb-11	129
25-Jul-06	118	25-Nov-08	121	25-Mar-11	136
25-Aug-06	116	25-Dec-08	123	25-Apr-11	129
25-Sep-06	116	25-Jan-09	121	25-May-11	132
25-Oct-06	119	25-Feb-09	121	25-Jun-11	130
25-Nov-06	116	25-Mar-09	129	25-Jul-11	133
25-Dec-06	119	25-Apr-09	122	25-Aug-11	131
25-Jan-07	117	25-May-09	124	25-Sep-11	131
25-Feb-07	117	25-Jun-09	122	25-Oct-11	134
25-Mar-07	124	25-Jul-09	125	25-Nov-11	132
				25-Dec-11	135
				25-Jan-12	133

SUBORDINATE CAP SCHEDULE

Note:
The Subordinate Cap is calculated by taking, a) interest funds available to pay monthly interest to the Class A, Class M and Class B Certificates less interest due to the Class A Certificates divided by b) the aggregate principal balance of the Class M and Class B Certificates. The result is expressed as a percentage which takes into consideration the actual number of days elapsed for each accrual period. Below is a table showing the Subordinate Cap for specified distribution dates assuming the prepayment pricing speed assumption of 6% CPR building to 20% CPR in 12 months, and remaining constant at 20% CPR thereafter and no losses.

Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap
25-Dec-04	8.70	25-Apr-07	8.86	25-Aug-09	9.18
25-Jan-05	8.70	25-May-07	8.86	25-Sep-09	9.19
25-Feb-05	8.70	25-Jun-07	8.87	25-Oct-09	9.21
25-Mar-05	8.70	25-Jul-07	8.88	25-Nov-09	9.23
25-Apr-05	8.70	25-Aug-07	8.89	25-Dec-09	9.24
25-May-05	8.71	25-Sep-07	8.90	25-Jan-10	9.26
25-Jun-05	8.71	25-Oct-07	8.91	25-Feb-10	9.28
25-Jul-05	8.71	25-Nov-07	8.92	25-Mar-10	9.29
25-Aug-05	8.72	25-Dec-07	8.93	25-Apr-10	9.31
25-Sep-05	8.72	25-Jan-08	8.94	25-May-10	9.33
25-Oct-05	8.73	25-Feb-08	8.95	25-Jun-10	9.35
25-Nov-05	8.73	25-Mar-08	8.96	25-Jul-10	9.37
25-Dec-05	8.74	25-Apr-08	8.97	25-Aug-10	9.39
25-Jan-06	8.75	25-May-08	8.98	25-Sep-10	9.41
25-Feb-06	8.75	25-Jun-08	8.99	25-Oct-10	9.43
25-Mar-06	8.76	25-Jul-08	9.01	25-Nov-10	9.45
25-Apr-06	8.77	25-Aug-08	9.02	25-Dec-10	9.47
25-May-06	8.77	25-Sep-08	9.03	25-Jan-11	9.49
25-Jun-06	8.78	25-Oct-08	9.04	25-Feb-11	9.51
25-Jul-06	8.79	25-Nov-08	9.05	25-Mar-11	9.54
25-Aug-06	8.79	25-Dec-08	9.07	25-Apr-11	9.56
25-Sep-06	8.80	25-Jan-09	9.08	25-May-11	9.58
25-Oct-06	8.81	25-Feb-09	9.09	25-Jun-11	9.61
25-Nov-06	8.82	25-Mar-09	9.11	25-Jul-11	9.63
25-Dec-06	8.82	25-Apr-09	9.12	25-Aug-11	9.66
25-Jan-07	8.83	25-May-09	9.14	25-Sep-11	9.68
25-Feb-07	8.84	25-Jun-09	9.15	25-Oct-11	9.71
25-Mar-07	8.85	25-Jul-09	9.16	25-Nov-11	9.74
				25-Dec-11	9.77
				25-Jan-12	9.79

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$264,327,313		
Number of Loans	1,202		
Average Current Loan Balance	$219,906	$24,669	$1,536,000
(1) Original Loan-to-Value Ratio	75.74%	21.89%	100.00%
(1) Mortgage Rate	6.6152%	5.0000%	9.5000%
(1) Net Mortgage Rate	6.3452%	4.7300%	9.2300%
(1) Original Term to Stated Maturity (months)	328	120	360
(1) Age (months)	2	0	18
(1) Remaining Term to Stated Maturity (months)	326	115	360
(1) (2) Credit Score	692	542	815

(1) Weighted Average reflected in Total.
(2) Of the Mortgage Loans which have a Credit Score.

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	100.00%
Lien	First	100.00%
Property Type	Two- to four- family units	14.97%
	Condominium	5.25%
	Manufactured Home	0.12%
	Planned Unit Developments (attached)	19.60%
	Single-family detached	59.87%
	Townhouse	0.19%
Geographic Distribution	California	22.87%
	Florida	8.33%
	Maryland	6.92%
	New York	6.50%
	New Jersey	5.76%
	Arizona	5.37%
Number of States (including DC)		46
Documentation Type	Full/Alternative	24.39%
	No Income/No Asset	18.86%
	No Ratio	16.27%
	Stated Income	33.82%
	Stated Income/Stated Asset	6.66%
Loans with Prepayment Penalties		30.20%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
N/A	13	2,067,660	0.78	159,051	72.20
540 - 559	3	271,558	0.10	90,519	66.80
560 - 579	14	2,797,040	1.06	199,789	65.96
580 - 599	33	6,882,150	2.60	208,550	73.52
600 - 619	48	10,423,839	3.94	217,163	71.07
620 - 639	143	31,230,123	11.81	218,392	79.34
640 - 659	128	26,699,461	10.10	208,590	79.24
660 - 679	171	33,006,383	12.49	193,020	78.32
680 - 699	174	35,829,748	13.56	205,918	74.76
700 - 719	125	28,487,467	10.78	227,900	76.85
720 - 739	124	26,401,145	9.99	212,912	77.52
740 - 759	101	26,282,233	9.94	260,220	75.68
760 - 779	73	19,243,004	7.28	263,603	72.10
780 - 799	45	13,080,831	4.95	290,685	64.38
800 - 819	7	1,624,671	0.61	232,096	68.37
TOTAL:	1,202	264,327,313	100.00	219,906	75.74

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
N/A	416	92,868,721	35.13	223,242	692	74.60
1.00% - 4.99%	2	413,294	0.16	206,647	667	78.83
5.00% - 9.99%	8	1,641,011	0.62	205,126	715	77.03
10.00% - 14.99%	13	3,688,156	1.40	283,704	718	69.62
15.00% - 19.99%	25	5,692,082	2.15	227,683	727	71.58
20.00% - 24.99%	45	8,315,470	3.15	184,788	709	71.85
25.00% - 29.99%	65	13,806,870	5.22	212,413	690	73.27
30.00% - 34.99%	112	25,026,405	9.47	223,450	694	75.15
35.00% - 39.99%	168	38,872,376	14.71	231,383	692	76.67
40.00% - 44.99%	223	48,310,101	18.28	216,637	685	78.39
45.00% - 49.99%	105	22,135,867	8.37	210,818	688	78.76
50.00% - 54.99%	18	3,109,530	1.18	172,752	684	77.61
55.00% - 59.99%	1	94,757	0.04	94,757	689	75.00
60.00% - 64.99%	1	352,673	0.13	352,673	675	60.00
TOTAL:	1,202	264,327,313	100.00	219,906	692	75.74

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	222	16,018,592	6.06	72,156	688	78.48
$100,001 - $200,000	490	72,431,211	27.40	147,819	685	79.77
$200,001 - $300,000	211	50,749,833	19.20	240,521	682	79.48
$300,001 - $400,000	157	55,144,453	20.86	351,239	689	75.61
$400,001 - $500,000	59	26,615,199	10.07	451,105	695	73.09
$500,001 - $600,000	30	16,502,449	6.24	550,082	713	70.41
$600,001 - $700,000	17	10,766,201	4.07	633,306	706	70.79
$700,001 - $800,000	3	2,323,365	0.88	774,455	698	55.78
$800,001 - $900,000	4	3,320,527	1.26	830,132	752	63.41
$900,001 - $1,000,000	5	4,921,662	1.86	984,332	737	58.11
$1,000,001 - $1,099,999	0	0	0	0	0	0
$1,100,000 +	4	5,533,820	2.09	1,383,455	728	52.05
TOTAL:	1,202	264,327,313	100.00	219,906	692	75.74

Current Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	222	16,018,592	6.06	72,156	679	78.48
$100,001 - $200,000	491	72,630,032	27.48	147,923	675	79.80
$200,001 - $300,000	210	50,551,012	19.12	240,719	671	79.44
$300,001 - $400,000	157	55,144,453	20.86	351,239	689	75.61
$400,001 - $500,000	59	26,615,199	10.07	451,105	695	73.09
$500,001 - $600,000	31	17,102,345	6.47	551,689	715	70.04
$600,001 - $700,000	16	10,166,305	3.85	635,394	703	71.42
$700,001 - $800,000	3	2,323,365	0.88	774,455	698	55.78
$800,001 - $900,000	4	3,320,527	1.26	830,132	752	63.41
$900,001 - $1,000,000	5	4,921,662	1.86	984,332	737	58.11
$1,000,001 - $1,099,999	0	0	0	0	0	0
$1,100,000 +	4	5,533,820	2.09	1,383,455	728	52.05
TOTAL:	1,202	264,327,313	100.00	219,906	687	75.74

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.5000% - 4.9999%	4	1,217,093	0.46	304,273	747	59.65
5.0000% - 5.4999%	73	21,304,130	8.06	291,837	708	65.01
5.5000% - 5.9999%	301	81,155,136	30.70	269,618	705	71.75
6.0000% - 6.4999%	351	75,884,763	28.71	216,196	685	75.90
6.5000% - 6.9999%	228	44,897,594	16.99	196,919	686	80.61
7.0000% - 7.4999%	139	24,065,407	9.10	173,132	676	83.45
7.5000% - 7.9999%	51	8,936,971	3.38	175,235	683	84.64
8.0000% - 8.4999%	35	4,461,154	1.69	127,462	674	86.83
8.5000% - 8.9999%	15	1,979,941	0.75	131,996	663	85.48
9.0000% - 9.4999%	5	425,125	0.16	85,025	681	96.67
TOTAL:	1,202	264,327,313	100.00	219,906	692	75.74

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
5.0000% - 5.4999%	17	6,347,086	2.40	373,358	746	56.42
5.5000% - 5.9999%	107	28,843,593	10.91	269,566	703	69.53
6.0000% - 6.4999%	349	90,780,709	34.34	260,117	699	72.55
6.5000% - 6.9999%	345	70,291,137	26.59	203,742	683	77.38
7.0000% - 7.4999%	168	33,238,076	12.57	197,846	686	80.93
7.5000% - 7.9999%	122	20,545,863	7.77	168,409	679	83.59
8.0000% - 8.4999%	47	8,524,863	3.23	181,380	679	84.76
8.5000% - 8.9999%	37	4,365,520	1.65	117,987	675	87.34
9.0000% - 9.4999%	9	1,365,796	0.52	151,755	671	87.28
9.5000% - 9.9999%	1	24,669	0.01	24,669	650	90.00
TOTAL:	1,202	264,327,313	100.00	219,906	692	75.74

Original Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
20.01% - 25.00%	2	234,909	0.09	117,455	687
25.01% - 30.00%	7	1,082,575	0.41	154,654	758
30.01% - 35.00%	10	3,222,538	1.22	322,254	729
35.01% - 40.00%	8	1,791,876	0.68	223,984	727
40.01% - 45.00%	10	2,195,668	0.83	219,567	650
45.01% - 50.00%	18	6,787,954	2.57	377,109	729
50.01% - 55.00%	18	3,662,426	1.39	203,468	683
55.01% - 60.00%	44	18,082,896	6.84	410,975	719
60.01% - 65.00%	63	19,350,378	7.32	307,149	685
65.01% - 70.00%	67	17,818,962	6.74	265,955	676
70.01% - 75.00%	73	15,900,211	6.02	217,811	675
75.01% - 80.00%	552	121,796,004	46.08	220,645	694
80.01% - 85.00%	22	4,162,505	1.57	189,205	684
85.01% - 90.00%	164	25,891,369	9.80	157,874	684
90.01% - 95.00%	135	21,012,792	7.95	155,650	682
95.01% - 100.00%	9	1,334,252	0.50	148,250	701
TOTAL:	1,202	264,327,313	100.00	219,906	692

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	170	60,449,168	22.87	355,583	689	67.40
Florida	124	22,029,238	8.33	177,655	686	79.39
Maryland	69	18,302,078	6.92	265,248	698	75.17
New York	58	17,183,200	6.50	296,262	687	76.29
New Jersey	72	15,222,414	5.76	211,422	692	80.74
Arizona	89	14,184,650	5.37	159,378	698	81.29
Other(1)	620	116,956,565	44.26	188,640	694	78.06
TOTAL:	1,202	264,327,313	100.00	219,906	692	75.74

1) Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	403	93,156,923	35.24	231,159	676	70.53
Purchase	675	140,307,587	53.08	207,863	701	81.09
Rate/Term Refinance	124	30,862,803	11.68	248,894	702	67.20
TOTAL:	1,202	264,327,313	100.00	219,906	692	75.74

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	302	64,457,392	24.39	213,435	697	77.21
No Income/No Asset	227	49,855,570	18.86	219,628	696	72.02
No Ratio	189	43,013,151	16.27	227,583	687	77.58
Stated Income	401	89,405,487	33.82	222,956	688	75.53
Stated/Stated	83	17,595,713	6.66	211,997	696	77.54
TOTAL:	1,202	264,327,313	100.00	219,906	692	75.74

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	292	45,855,492	17.35	157,039	703	78.69
Primary Residence	822	201,638,086	76.28	245,302	688	75.05
Second/Vacation	88	16,833,735	6.37	191,292	711	76.09
TOTAL:	1,202	264,327,313	100.00	219,906	692	75.74

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	175	39,564,412	14.97	226,082	699	78.13
Condominium	68	13,885,616	5.25	204,200	695	72.43
Manufactured Home	3	312,735	0.12	104,245	700	89.25
Planned Unit Developments (attached)	219	51,816,936	19.60	236,607	693	76.85
Single-family detached	733	158,257,706	59.87	215,904	690	75.02
Townhouse	4	489,908	0.19	122,477	715	86.73
TOTAL:	1,202	264,327,313	100.00	219,906	692	75.74

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	780	184,488,200	69.80	236,523	695	74.68
6 Months	4	845,277	0.32	211,319	686	67.70
7 Months	2	741,809	0.28	370,904	675	66.84
12 Months	32	8,545,162	3.23	267,036	684	77.94
24 Months	8	1,118,004	0.42	139,750	678	77.06
36 Months	105	18,205,938	6.89	173,390	686	78.70
60 Months	271	50,382,922	19.06	185,915	687	78.43
TOTAL:	1,202	264,327,313	100.00	219,906	692	75.74

BEAR STEARNS

FASTrader
BSABS-04AC7 B1 (B1)

SHAP-04AC7 B1 (B1)

Dated Date:	11/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	11/30/04	WAM:	.00
Date of 1st CF:	12/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	**Cumulative Prepayment**	
Face:	589,218,132.00		
Speed Assumpt.:			

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	B1	P-Des:	B1
Cusip:		Description:	SUBORDINATE1
Orig. Bal:	4,493,000.00	Current Bal:	4,493,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	3.85	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	12/23/03	Next Reset:	8/23/04
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-mo LIBOR + 1.7000 Cap 11.0000 @ 9.3000 Floor 1.7000 @ -0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.18	2.38	2.60	2.93	3.37	3.62	3.83	4.02	4.17	4.29
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.40	4.50	4.59	4.67	4.75	4.81	4.87	4.94	5.11	5.20

Settlement Date: 11/30/2004 Valuation Date: 11/24/2004 Yield Curve: USD Swap

Results

	1M_LIB PP_PCT Prepay		2.15000 .00000 0% CPR	2.15000 .00000 SHAP-04AC7/P50 ACPR	2.15000 .00000 SHAP-04AC7/P100 ACPR	2.15000 .00000 SHAP-04AC7/P150 ACPR	2.15000 .00000 SHAP-04AC7/P200 ACPR
Price	99:20	Yield	4.27	4.12	4.13	4.18	4.24
Price	99:24	Yield	4.26	4.10	4.10	4.14	4.17
Price	99:28	Yield	4.25	4.08	4.06	4.09	4.11
Price	100: 0	Yield	4.24	4.06	4.03	4.04	4.04
Price	100: 4	Yield	4.23	4.03	3.99	3.99	3.98
Price	100: 8	Yield	4.22	4.01	3.96	3.94	3.91
Price	100:12	Yield	4.21	3.99	3.93	3.89	3.85

Vector Name	Vector Description
SHAP-04AC7/P200	**SEE ATTACHED**
SHAP-04AC7/P100	**SEE ATTACHED**
SHAP-04AC7/P50	**SEE ATTACHED**
SHAP-04AC7/P150	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
SHAP-04AC7 B1 (B1)	100.00	4,493,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader
BSABS-04AC7 B2 (B2)

SHAP-04AC7 B2 (B2)

Dated Date:	11/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	11/30/04	WAM:	.00
Date of 1st CF:	12/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	**Cumulative Prepayment**	
Face:	589,218,132.00		
Speed Assumpt.:			

Monthly Prepayment

Date	PSA	CPR

Deal Comments

Tranche Details

Des:	B2	P-Des:	B2
Cusip:		Description:	SUBORDINATE2
Orig. Bal:	3,965,000.00	Current Bal:	3,965,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	3.95	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	10/23/04	Next Reset:	12/23/04
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-mo LIBOR + 1.8000 Cap 11.0000 @ 9.2000 Floor 1.8000 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.18	2.38	2.60	2.93	3.37	3.62	3.83	4.02	4.17	4.29
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.40	4.50	4.59	4.67	4.75	4.81	4.87	4.94	5.11	5.20

Settlement Date: 11/30/2004 Valuation Date: 11/24/2004 Yield Curve: USD Swap

Results

1M_LIB PP_PCT Prepay			2.15000 .00000 0% CPR	2.15000 .00000 SHAP-04AC7/P50 ACPR	2.15000 .00000 SHAP-04AC7/P100 ACPR	2.15000 .00000 SHAP-04AC7/P150 ACPR	2.15000 .00000 SHAP-04AC7/P200 ACPR
Price	99:20	Yield	4.39	4.23	4.24	4.29	4.34
Price	99:24	Yield	4.38	4.21	4.20	4.24	4.28
Price	99:28	Yield	4.37	4.19	4.17	4.20	4.22
Price	100: 0	Yield	4.36	4.16	4.14	4.15	4.15
Price	100: 4	Yield	4.35	4.14	4.10	4.10	4.09
Price	100: 8	Yield	4.34	4.12	4.07	4.05	4.02
Price	100:12	Yield	4.33	4.10	4.03	4.00	3.96

Vector Name	Vector Description
SHAP-04AC7/P200	**SEE ATTACHED**
SHAP-04AC7/P100	**SEE ATTACHED**
SHAP-04AC7/P50	**SEE ATTACHED**
SHAP-04AC7/P150	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
SHAP-04AC7 B2 (B2)	100.00	3,965,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader
BSABS-04AC7 B3 (B3)

SHAP-04AC7 B3 (B3)

Dated Date:	11/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	11/30/04	WAM:	.00
Date of 1st CF:	12/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	**Cumulative Prepayment**	
Face:	589,218,132.00		
Speed Assumpt.:			

Monthly Prepayment

Date	PSA	CPR

Deal Comments

Tranche Details

Des:	B3	P-Des:	B3
Cusip:		Description:	SUBORDINATE3
Orig. Bal:	6,212,000.00	Current Bal:	6,212,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.15	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	12/23/03	Next Reset:	8/23/04
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-mo LIBOR + 3.0000 Cap 11.0000 @ 8.0000 Floor 3.0000 @ -0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.18	2.38	2.60	2.93	3.37	3.62	3.83	4.02	4.17	4.29
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.40	4.50	4.59	4.67	4.75	4.81	4.87	4.94	5.11	5.20

Settlement Date: 11/30/2004 Valuation Date: 11/24/2004 Yield Curve: USD Swap

Results

1M_LIB PP_PCT Prepay			2.15000 .00000 0% CPR	2.15000 .00000 SHAP-04AC7/P50 ACPR	2.15000 .00000 SHAP-04AC7/P100 ACPR	2.15000 .00000 SHAP-04AC7/P150 ACPR	2.15000 .00000 SHAP-04AC7/P200 ACPR
Price	99:20	Yield	5.81	5.54	5.54	5.60	5.66
Price	99:24	Yield	5.80	5.52	5.50	5.55	5.59
Price	99:28	Yield	5.79	5.50	5.47	5.50	5.53
Price	100: 0	Yield	5.77	5.47	5.43	5.45	5.46
Price	100: 4	Yield	5.76	5.45	5.40	5.40	5.40
Price	100: 8	Yield	5.75	5.43	5.36	5.35	5.33
Price	100:12	Yield	5.74	5.41	5.33	5.30	5.27

Vector Name	Vector Description
SHAP-04AC7/P200	**SEE ATTACHED**
SHAP-04AC7/P100	**SEE ATTACHED**
SHAP-04AC7/P50	**SEE ATTACHED**
SHAP-04AC7/P150	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
SHAP-04AC7 B3 (B3)	100.00	6,212,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader
BSABS-04AC7 M1 (M1)

SHAP-04AC7 M1 (M1)

Dated Date:	11/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	11/30/04	WAM:	.00
Date of 1st CF:	12/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	Cumulative Prepayment	
Face:	589,218,132.00		
Speed Assumpt.:			

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	M1	P-Des:	M1
Cusip:		Description:	MEZZANINE1
Orig. Bal:	21,807,000.00	Current Bal:	21,807,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	2.80	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-mo LIBOR + 0.6200 Cap 11.0000 @ 10.3800 Floor 0.6200 @ -0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.18	2.38	2.60	2.93	3.37	3.62	3.83	4.02	4.17	4.29
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.40	4.50	4.59	4.67	4.75	4.81	4.87	4.94	5.11	5.20

Settlement Date: 11/30/2004 Valuation Date: 11/24/2004 Yield Curve: USD Swap

Results

1M_LIB / PP_PCT / Prepay			2.15000 / .00000 / 0% CPR	2.15000 / .00000 / SHAP-04AC7/P50 ACPR	2.15000 / .00000 / SHAP-04AC7/P100 ACPR	2.15000 / .00000 / SHAP-04AC7/P150 ACPR	2.15000 / .00000 / SHAP-04AC7/P200 ACPR
Price	99:20	Yield	2.98	2.93	2.96	3.01	3.05
Price	99:24	Yield	2.97	2.91	2.93	2.96	2.99
Price	99:28	Yield	2.96	2.89	2.89	2.91	2.93
Price	100: 0	Yield	2.95	2.87	2.86	2.86	2.86
Price	100: 4	Yield	2.94	2.85	2.83	2.82	2.80
Price	100: 8	Yield	2.93	2.83	2.80	2.77	2.74
Price	100:12	Yield	2.92	2.81	2.76	2.72	2.68

Vector Name	Vector Description
SHAP-04AC7/P200	**SEE ATTACHED**
SHAP-04AC7/P100	**SEE ATTACHED**
SHAP-04AC7/P50	**SEE ATTACHED**
SHAP-04AC7/P150	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
SHAP-04AC7 M1 (M1)	100.00	21,807,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader
BSABS-04AC7 M2 (M2)

SHAP-04AC7 M2 (M2)

Dated Date:	11/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	11/30/04	WAM:	.00
Date of 1st CF:	12/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	**Cumulative Prepayment**	
Face:	589,218,132.00		
Speed Assumpt.:			

Monthly Prepayment
Date PSA CPR

Deal Comments

Tranche Details

Des:	M2	P-Des:	M2
Cusip:		Description:	MEZZANINE2
Orig. Bal:	16,388,000.00	Current Bal:	16,388,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	3.25	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/23/03	Next Reset:	8/23/04
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula
1.0000 x 1-mo LIBOR + 1.1000 Cap 11.0000 @ 9.9000 Floor 1.1000 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.18	2.38	2.60	2.93	3.37	3.62	3.83	4.02	4.17	4.29
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.40	4.50	4.59	4.67	4.75	4.81	4.87	4.94	5.11	5.20

Settlement Date: 11/30/2004 Valuation Date: 11/24/2004 Yield Curve: USD Swap

Results

1M_LIB PP_PCT Prepay			2.15000 .00000 0% CPR	2.15000 .00000 SHAP-04AC7/P50 ACPR	2.15000 .00000 SHAP-04AC7/P100 ACPR	2.15000 .00000 SHAP-04AC7/P150 ACPR	2.15000 .00000 SHAP-04AC7/P200 ACPR
Price	99:20	Yield	3.56	3.46	3.48	3.53	3.58
Price	99:24	Yield	3.55	3.44	3.45	3.48	3.51
Price	99:28	Yield	3.54	3.42	3.41	3.43	3.45
Price	100: 0	Yield	3.53	3.40	3.38	3.39	3.39
Price	100: 4	Yield	3.52	3.38	3.35	3.34	3.32
Price	100: 8	Yield	3.51	3.36	3.31	3.29	3.26
Price	100:12	Yield	3.50	3.34	3.28	3.24	3.20

Vector Name	Vector Description
SHAP-04AC7/P200	**SEE ATTACHED**
SHAP-04AC7/P100	**SEE ATTACHED**
SHAP-04AC7/P50	**SEE ATTACHED**
SHAP-04AC7/P150	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
SHAP-04AC7 M2 (M2)	100.00	16,388,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader
BSABS-04AC7 M3 (M3)

SHAP-04AC7 M3 (M3)

Dated Date:	11/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	11/30/04	WAM:	.00
Date of 1st CF:	12/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	**Cumulative Prepayment**	
Face:	589,218,132.00		
Speed Assumpt.:			

Monthly Prepayment

Date PSA CPR

Deal Comments

Tranche Details

Des:	M3	P-Des:	M3
Cusip:		Description:	MEZZANINE3
Orig. Bal:	5,419,000.00	Current Bal:	5,419,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	3.50	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/23/03	Next Reset:	8/23/04
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-mo LIBOR + 1.3000 Cap 11.0000 @ 9.7000 Floor 1.3000 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	2.18	2.38	2.60	2.93	3.37	3.62	3.83	4.02	4.17	4.29
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.40	4.50	4.59	4.67	4.75	4.81	4.87	4.94	5.11	5.20

Settlement Date: 11/30/2004 Valuation Date: 11/24/2004 Yield Curve: USD Swap

Results

1M_LIB PP_PCT Prepay			2.15000 .00000 0% CPR	2.15000 .00000 SHAP-04AC7/P50 ACPR	2.15000 .00000 SHAP-04AC7/P100 ACPR	2.15000 .00000 SHAP-04AC7/P150 ACPR	2.15000 .00000 SHAP-04AC7/P200 ACPR
Price	99:14+	Yield	3.81	3.71	3.74	3.81	3.88
Price	99:18+	Yield	3.80	3.69	3.71	3.77	3.82
Price	99:22+	Yield	3.79	3.67	3.68	3.72	3.76
Price	99:26+	Yield	3.78	3.65	3.64	3.67	3.69
Price	99:30+	Yield	3.77	3.63	3.61	3.62	3.63
Price	100: 2+	Yield	3.76	3.61	3.58	3.57	3.57
Price	100: 6+	Yield	3.75	3.59	3.54	3.52	3.50

Vector Name	Vector Description
SHAP-04AC7/P200	**SEE ATTACHED**
SHAP-04AC7/P100	**SEE ATTACHED**
SHAP-04AC7/P50	**SEE ATTACHED**
SHAP-04AC7/P150	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
SHAP-04AC7 M3 (M3)	100.00	5,419,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***